GALIANO GOLD REPORTS EXCEPTIONAL DRILL RESULTS AT
ABORE, INCLUDING 23m @ 6.8 g/t Au AND 16.4m @ 5.3 g/t
Au, WITH MULTIPLE ORE SHOOTS AND NEW HIGH-GRADE
ZONE IDENTIFIED

Multiple new high-grade gold intercepts below the Mineral Resource at Abore highlight potential for Mineral Resource growth.

Vancouver, British Columbia, August 20, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce an update on the Abore 2025 Phase 2 drilling program, currently underway at the Asanko Gold Mine ("AGM"), in Ghana, West Africa. Drilling results have identified multiple new high-grade ore shoots across the Abore South and Main zones, while also revealing a significant new high-grade discovery at Abore North below the existing Mineral Reserve and Mineral Resource. The ongoing exploration program at Abore continues to unlock near-term growth opportunities, with mineralization open in multiple directions and additional drilling underway.

Figure 1: Long section through the Abore deposit showing Gram Meter contours of Au intercepts with highlights of current drilling labelled

Selected Drill Highlights1,2,3:

  6.8 grams per tonne ("g/t") gold ("Au") over 23 meters ("m") from 240m (Hole ABDD25-388)

  5.3 g/t Au over 16.4m from 189m (Hole ABDD25-384)

  2.0 g/t Au over 44.8m from 279m (Hole ABPC25-368)

  2.9 g/t Au over 30.6m from 148m, including 17m @ 4.5 g/t Au (Hole ABPC25-380)

  3.0 g/t Au over 17.5m from 241m (Hole ABDD25-354)

  2.9 g/t Au over 29.7m from 209m (Hole ABPC25-371)

  2.1 g/t Au over 40m from 208m, including 12m @ 3.8 g/t Au (Hole ABDD25-376)

  2.3 g/t Au over 19.9m from 215m (Hole ABPC25-361)

  1.7 g/t Au over 46m from 225m, including 13m @ 2.8 g/t Au (Hole ABDD25-374)

  1.6 g/t Au over 34m from 210m, including 8m @ 3.7 g/t Au (Hole ABDD25-377)

  1.3 g/t Au over 30m from 233m, including 5m @ 3.2 g/t Au (Hole ABDD25-379)

"We are excited to see consistent high-grade zones intercepted below the current resource shell at grades significantly above the average grade of the existing mineral resource," said Matt Badylak, President and Chief Executive Officer of Galiano. "We recognise the significance of encountering grades of this magnitude and continuity of mineralization at these elevations and anticipate these results will drive near term value through open pit resource expansion, while providing robust targets for continued exploration success at Abore."

Chris Pettman, Galiano's Vice President of Exploration, added: "These results validate our exploration strategy and strengthen our confidence in Abore as we advance with expanded drill programs targeting both open pit extensions and underground potential. We anticipate continuing aggressive drilling operations at Abore for the balance of the year and into 2026."

Abore 2025 Phase 2 Program Overview

Following the positive results of a Phase 1 drilling program reported in Q1 2025, which targeted mineralization within and directly below the Mineral Reserve pit1, the Company is pleased to report partial results on Phase 2 currently underway at Abore and near 75% complete.

The Phase 2 program was designed to test for further extensions of mineralization immediately below the Abore Mineral Reserve and Mineral Resource, across a strike length of approximately 1,600m, extending to the northern end of the Abore Mineral Reserve pit. Drilling has progressed under budget and ahead of schedule and is now expected to achieve approximately 10,000m over 40 holes. Complete assays have been received for 31 holes to-date.

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1 See press release "Galiano Gold Announces Discovery of New High-Grade Zone at Abore with Intercept of 50m @ 3.2 g/t Au & Results of Infill Drilling Program" dated May 5, 2025.

Abore South and Abore Main: Multiple High-Grade Ore Shoots Identified

Among the highest priorities for the Phase 2 program was testing for continuation of mineralization in the 'saddle' area between Abore South pit and Abore Main pit, as well as expanding the high-grade zone initially discovered during Phase 1 drilling, where hole ABPC25-346 (the "Discovery Hole") returned 50m @ 3.2 g/t Au under the south end of Abore Main pit1.

Drilling from Phase 2 has confirmed mineralization continues along a low angle ore shoot, down plunge and along strike, to the north of the known south high-grade zone into the saddle area. This high-grade zone now has a total strike length of approximately 400m, with notable intercepts including:

  Hole ABDD25-354: 17.5m @ 3.0 g/t Au from 241m

  Hole ABPC25-361: 19.9m @ 2.3 g/t Au from 215m

The high-grade zone at the south end of Abore Main pit mentioned above has now been shown to be part of another low angle, north plunging ore shoot also extending over at least 400m. It starts 60m along strike and up plunge to the south of the Discovery Hole, where Phase 2 drilling intersected the ore shoot under the saddle area and returned the following significant intercept:

  Hole ABPC25-380 30.6m @ 2.9 g/t Au from 148m, including 17m @ 4.5 g/t Au

Multiple drill holes intercepted the down plunge extension of this ore shoot under Abore Main pit to the north of the Discovery Hole, including the following key intercepts:

  Hole ABPC25-371: 29.7m @ 2.9 g/t Au from 209m

  Hole ABDD25-374: 46m @ 1.7 g/t Au from 225m, including 13m @ 2.8 g/t Au

  Hole ABDD25-376: 40m @ 2.1 g/t Au from 208m, including 12m @ 3.8 g/t Au

  Hole ABDD25-377: 34m @ 1.6 g/t Au from 210m, including 8m @ 3.7 g/t Au

  Hole ABDD25-379: 30m @ 1.3 g/t Au from 233m, including 5m @ 3.2 g/t Au

This ore shoot remains open along strike and down plunge to the north under Main pit, as well as at depth.

Drilling during Phase 2 in the area under the saddle, between Abore South pit and Abore Main pit, has also identified what is interpreted as a south dipping conjugate structure carrying high-grade mineralization that connects the two north plunging ore shoots, with the following significant intercept:

  Hole ABDD25-384: 16.4m @ 5.3 g/t Au from 189m

Other intercepts of note at Abore South pit include a wide intercept of mineralized granite directly below the south high-grade zone, with hole ABPC25-368 intercepting 44.8m @ 2.0 g/t Au from 279m, including 17m @ 3.3 g/t Au. The southern most hole of the Phase 2 program, hole ABPC25-364, intercepted 28m @ 1.6 g/t Au from 207m.

Abore North: New High-Grade Zone Discovered

Phase 2 drilling extended to the northern end of the deposit, identifying a new high-grade zone located approximately 75m below the Abore Mineral Resource under Abore North pit, with the following significant intercept:

  Hole ABDD25-388: 23m @ 6.8 g/t Au from 240m

Further infill drilling around this intercept is currently underway to determine the orientation and size of this new zone, which remains open along strike to the north and south, as well as at depth. In addition to this newly discovered high-grade zone, Phase 2 drilling, under and around North pit and below the Mineral Resource, has returned additional well-mineralized intercepts including:

  Hole ABPC25-375: 11m @ 2.3 g/t Au from 189m and 7m @ 2.6 g/t Au from 208m

  Hole ABDD25-387: 5.2m @ 5.5 g/t Au from 266m and 5m @ 3.0 g/t Au from 279m and 5m @ 2.0 g/t Au from 292m

These strong initial results demonstrate that there is considerable near-term growth potential at Abore North, where active mining has yet to begin.

The current Phase 2 program remains ongoing with 9 holes from Abore South, Abore Main and Abore North yet to be completed and/or awaiting final assays.

Next Steps

Based on the continued exploration success at Abore, the 2025 drilling campaign will now be expanded beyond the completion of the current Phase 2 program and is anticipated to extend into 2026 to rapidly increase drill density within the zone immediately below the current Abore Mineral Resource with the goal of growing Inferred and Indicated Mineral Resources. The program will also continue to aggressively test multiple priority targets for further continuations of high-grade mineralization along plunge and beneath the known mineralized zones, which all remain open.

Key areas of strategic interest include the 'saddle' zone connecting the Abore South and Main pits, as well as sections directly below the North pit, which present compelling mine optimization opportunities. Mineralization remains open at depth and across the entire 1,800m of strike of the Abore deposit. The Company is undertaking studies to evaluate underground mining potential and to define the optimal transition depth between open pit operations and potential future underground development.

The exploration team at the AGM is well positioned to execute this aggressive drilling strategy with a fully staffed, highly skilled team on site, sufficient funding, and the full support of the Company's management and Board of Directors. As demonstrated during the ramp up of the Phase 2 drilling, the Company was able to leverage strong relationships with our in-country drilling contractors to obtain high quality equipment and crews and plan to ramp up to a minimum of five to six drill rigs at Abore throughout the duration of this next phase of drilling.

Figure 2: Gram meter long section through Abore showing priority drill targets for immediate continuation of drilling, showing the zone in which drill density will be increased for potential Resource category conversion, as well as the highest priority targets for testing for new continuations of mineralization.

Background

Abore is located approximately 13 kilometers north of the AGM's processing plant, directly along the haul road, and has current Measured and Indicated Mineral Resources of 638,000 ounces at 1.24 g/t Au and Inferred Mineral Resources of 78,000 ounces at 1.17 g/t Au, as published in the Company's most recent Mineral Reserve and Mineral Resource estimates effective December 31, 20242.

The Abore deposit sits along the Esaase shear corridor, which also hosts the Esaase deposit, and forms part of the northeast striking Asankrangwa gold belt. The geology of Abore is characterized by a sedimentary sequence composed primarily of siltstones, shales and thickly bedded sandstones that has been intruded by a granite, which lies parallel to the shear and dipping steeply to the northwest. The majority of mineralization is constrained to the granite, hosted in west dipping quartz vein areas developed primarily along the eastern margin of the granite/sediment contact.

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2 See press release "Galiano Gold Announces 2025 Guidance And Provides Mineral Reserve And Mineral Resource Update" dated January 28, 2025.

Figure 3: Abore plan map showing current drilling locations and highlighted intercepts. Select cross sections (shown with black lines above) are included in this press release. Additional cross sections are available on Galiano's website: https://galianogold.com/operations/exploration/

Figure 4: Cross Section B-B1 showing discovery of new high-grade zone in hole ABDD25-388 at Abore
North pit below the Mineral Resource

Cross sections F, H, and J below trend from south to north showing the newly identified north plunging ore shoot with mineralization below the Mineral Resource under Main pit and extending into the saddle zone between Main pit and South pit. This ore shoot remains open in all directions.

High-Grade Ore Shoot under Main Pit

Figure 5: Cross section F-F1 showing hole ABDD25-376 within the newly identified ore shoot below Abore Main pit

Figure 6: Cross section H-H1 showing hole ABDD25-371 within the newly identified ore shoot below Abore Main pit

Extension of Main Pit Ore Shoot into Saddle Zone

Figure 7: Cross section J-J1 showing hole ABDD25-380, which is northern extension of the high-grade ore shoot and plunges at low angle to the north under Abore Main pit. Hole ABDD25-385 also intersected strong mineralization approximately 75m below hole ABDD25-380.

South Dipping High-Grade Structure in the Saddle Zone

Figure 8: Cross section K-K1 showing hole ABDD25-384 within the newly identified south dipping high-
grade structure located in the saddle area between Abore Main pit and Abore South pit

Newly identified extension of High-Grade Zone under South Pit extending into the Saddle Zone

Figure 9: Cross section M-M1 up plunge along strike to the south of section L-L1 showing hole ABDD25-
361 within the high-grade ore shoot that has now been shown to extend below the saddle area between
Abore Main pit and Abore South pit

Wide High-Grade intercept under South Pit

Figure 10: Cross section N-N1 showing hole ABPC25-368 which intercepted wide high-grade mineralization below the Mineral Resource directly below the south high-grade zone at Abore South pit.
Mineralization remains open in all directions.

Table 1: Abore Phase 2 drilling intercepts table1,2,3

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
ABDD25-388	240.0	263.0	23.0	6.8	23.0m @ 6.8 g/t
ABPC25-368	279.3	324.1	44.8	2.0	44.8m @ 2.0 g/t
ABDD25-380	147.9	178.5	30.6	2.9	30.6m @ 2.9 g/t
ABDD25-384	189.1	205.5	16.4	5.3	16.4m @ 5.3 g/t
ABPC25-371	209.1	238.8	29.7	2.9	29.7m @ 2.9 g/t
ABDD25-376	208.0	248.0	40.0	2.1	40.0m @ 2.1 g/t
ABDD25-374	225.0	271.0	46.0	1.7	46.0m @ 1.7 g/t
ABDD25-377	210.0	244.0	34.0	1.6	34.0m @ 1.6 g/t
ABDD25-354	241.0	258.5	17.5	3.0	17.5m @ 3.0 g/t

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
ABPC25-361	215.1	235.0	19.9	2.3	19.9m @ 2.3 g/t
ABPC25-364	207.0	235.0	28.0	1.6	28.0m @ 1.6 g/t
ABDD25-379	232.8	262.8	30.0	1.3	30.0m @ 1.3 g/t
ABDD25-363	195.4	208.9	13.5	2.7	13.5m @ 2.7 g/t
ABDD25-369	179.4	189.8	10.4	3.3	10.4m @ 3.3 g/t
ABDD25-378	202.4	221.6	19.3	1.7	19.3m @ 1.7 g/t
ABDD25-387	265.8	271.0	5.2	5.5	5.2m @ 5.5 g/t
ABDD25-381	212.0	225.0	13.0	2.0	13.0m @ 2.0 g/t
ABPC25-375	189.0	200.0	11.0	2.3	11.0m @ 2.3 g/t
ABDD25-370	172.4	186.2	13.9	1.7	13.9m @ 1.7g/t
ABPC25-357	233.8	239.0	5.2	4.5	5.2m @ 4.5 g/t
ABDD25-389	233.0	252.0	19.0	1.2	19.0m @ 1.2 g/t
ABDD25-385	225.0	238.3	13.3	1.5	13.3m @ 1.5 g/t
ABPC25-375	208.0	215.0	7.0	2.6	7.0m @ 2.6 g/t
ABDD25-382	265.0	276.9	11.9	1.4	11.9m @ 1.4 g/t
ABDD25-387	279.0	284.0	5.0	3.0	5.0m @ 3.0 g/t
ABDD25-386	181.0	191.6	10.6	1.3	10.6m @ 1.3 g/t
ABDD25-386	226.0	243.0	17.0	0.8	17.0m @ 0.8 g/t
ABDD25-353	294.1	297.8	3.7	2.9	3.7m @ 2.9 g/t
ABPC25-357	249.0	265.8	16.8	0.6	16.8m @ 0.6 g/t
ABDD25-387	292.0	297.0	5.0	2.0	5.0m @ 2.0 g/t
ABDD25-389	192.8	204.8	12.0	0.8	12.0m @ 0.8 g/t
ABDD25-376	137.0	144.0	7.0	1.4	7.0m @ 1.4 g/t
ABDD25-381	231.1	242.2	11.1	0.8	11.1m @ 0.8 g/t
ABDD25-379	267.0	271.0	4.0	1.6	4.0m @ 1.6 g/t
ABPC25-364	195.0	201.0	6.0	0.9	6.0m @ 0.9 g/t
ABDD25-377	254.7	259.0	4.3	1.3	4.3m @ 1.3 g/t
ABDD25-380	201.0	204.0	3.0	1.6	3.0m @ 1.6 g/t
ABDD25-382	243.0	250.0	7.0	0.7	7.0m @ 0.7 g/t
ABDD25-376	264.0	270.3	6.3	0.7	6.3m @ 0.7 g/t
ABDD25-379	277.0	285.0	8.0	0.5	8.0m @ 0.5 g/t
ABDD25-385	276.0	280.0	4.0	1.0	4.0m @ 1.0 g/t
ABPC25-375	232.1	237.7	5.6	0.6	5.m6 @ 0.6 g/t
ABDD25-387	241.4	247.6	6.2	0.4	6.2m @ 0.4 g/t
ABPC25-375	224.4	228.5	4.1	0.6	4.1m @ 0.6 g/t
ABDD25-381	198.6	203.0	4.4	0.5	4.4m @ 0.5 g/t
ABDD25-377	203.0	206.0	3.0	0.7	3.0m @ 0.7 g/t

Notes:

1. Intervals reported are hole lengths with true width estimated to be 80%-90%.

2. Intervals are not top cut and are calculated with the assumptions of > 0.5 g/t and < 3m of internal waste.

3. All samples are taken from diamond core.

Qualified Person and QA/QC

Chris Pettman, P. Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Pettman is responsible for all aspects of the work, including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed, by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision. No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano into the sample stream at the rate of 1:14 samples. Field duplicates are collected at the rate of 1:30 samples. All samples have been analyzed by Photon assay by Intertek Minerals Ltd. ("Intertek") in Tarkwa, Ghana with standard preparation methods. ChrysosTM Photon assay uses high energy X-ray to activate gold nuclei in a large sample ca. 500g. Photon assay uses a larger sample, thus the variance on the sampling error is less. Crushing the sample to 2-3mm is required in many cases. Photon assay tends to have a higher detection limit than fire assay (0.02ppm). Intertek does its own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446
Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns and operates the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to statements regarding the Company's expectations and timing with respect to current and planned drilling programs at Abore, and the results thereof; the potential to optimize and/or expand the Abore Reserve pit and the resulting impact on mineral reserves and ore delivery; the Company's belief in the potential of Abore; and the Company's plans to update the mineral resources and mineral reserves and timing of release of production and cost guidance. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.